Rockwell Diamonds shareholders pass all resolutions at AGM

Company provides strategic update

September 9, 2011 Vancouver, BC – Rockwell is pleased to announce that all the resolutions put forward in the Proxy were passed by the shareholders at the annual and special general meeting of shareholders held in Vancouver today. The Company has also provided a strategic update on the operations and its immediate priorities.

Annual and Special General Meeting results:

The resolutions which were passed at the meeting were as follows:

  Dr. Mark Bristow, James Campbell, David J. Copeland, Gary Wu, Dr Willem Jacobs, Richard Linnell and Sandile Zungu were re-elected as Directors;

  KPMG Inc. Chartered Accountants were appointed as Auditors of the Company for 2012;

  Approval was obtained for the new Share Option Plan; and

  Shareholders voted unanimously in favour of the refinancing plan with Daboll Consultants Ltd.

Strategic update:

Substantial progress has been made at the Company's mining operations in the second quarter of fiscal 2012:

  At Tirisano, the first two streams will be ramping up to a monthly production of 90,000 cubic metres during the course of October 2011 and this includes relocating the Holpan recovery plant to Tirisano and expanding the existing front-end. Having received the Section 11 cession from the DMR, the focus is also on finalizing the transaction, which is expected to occur before the mine starts ramping up production. It is encouraging that the quality and price per carat of the stones recovered at Tirisano to date exceeds any historically produced by the mine's previous operators.

  Mining at Klipdam has migrated from the palaeo channel to mine to the Rooikoppie gravels where diamonds can be recovered at a significantly lower unit cost. Accordingly there is now potential for the life of this mine to be extended beyond the one year life which was previously reported.

  Recoveries at Saxendrift have improved substantially, with particularly good production in August 2011 from the multiple mine faces which have recently been opened and despite the persistent high sand content of the gravels and the absence of a suitable front-end at the plant. The Bivitec front end screen, for which Rockwell announced the planned installation in early July 2011 will be commissioned towards the end of October 2011. The mine's performance is now moving towards the production levels originally estimated by the Company's geologists. The addition of diamond processing skills to the team is already beginning to pay off.

There was strong interest in the private placement which has now closed with total proceeds of $7.8 million. The final amount of the placement was lower that what was initially targeted because the Company received $6.5 million from asset sales, reviewed immediate capital requirements and made a conscious decision to limit the dilution of existing shareholders. It is also particularly gratifying that this level of support was achieved from shareholders without issuing shares at discounted values or the issue of special warrants.

The emphasis at Rockwell is now firmly on unlocking its profit potential to supplement the capital which has recently been raised with internally generated cash resources. The Company has also heightened its focus on resolving the funding issues with its black economic empowerment partners who have significant outstanding liabilities to the Company. A favourable resolution to these negotiations would substantially improve Rockwell's cash position.

The majority of the Company's shareholder support is currently through the TSX. However, in order to capitalize on its South African roots, Rockwell is actively engaging with the South African investment community to achieve a more representative ownership balance between the JSE and the TSX.

“We are pleased with the progress that Rockwell has made in the last three months in creating a much more commercially aligned business, focused on diamond value management to generate profit and to unlock value for its loyal shareholders,” concluded Dave Copeland, Chairman of Rockwell. “The capital which has been raised will immediately be applied to value creating growth opportunities, in order to enhance cash generation with the focus on cash flow that will contribute to funding the longer term growth objectives.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell is also at an advanced stage of completing the acquisition of the Tirisano property.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; changes in and the effect of government policies regarding mining and natural resource exploration and exploitation; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production. In particular there can be no assurance that refinancing funds will be available to Rockwell on acceptable terms or any terms at all. For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.